                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
   (Pursuant to Section 13 (e) (1) of the Securities Exchange Act of 1934)

                              (Amendment No. 1)

             VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                               (Name of Issuer)

             VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                     (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $.01 per Share
                        (Title of Class of Securities)

                                  920914-108
                    (CUSIP Number of Class of Securities)

                            Ronald A. Nyberg, Esq.
                          Executive Vice President,
                        General Counsel and Secretary
                      Van Kampen American Capital, Inc.
                              One Parkview Plaza
                       Oakbrook Terrace, Illinois 60181
                                (630) 684-6000
                                (800) 421-5666
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Person(s)
                              Filing Statement)

                                   Copies to:

                             Wayne W. Whalen, Esq
                             Thomas A. Hale, Esq
               Skadden, Arps, Slate, Meagher & Flom (Illinois)
                            333 West Wacker Drive
                           Chicago, Illinois 60606
                                (312) 407-0700



                                March 20, 1998
                     (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

        This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on March 20, 1998 by Van Kampen American Capital Prime Rate Income Trust (the "Trust"), with respect to the tender offer to purchase 48,569,505 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule 13E-4 to add the following supplemental information: the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn was 25,013,316. All 25,013,316 such shares were purchased in their entirety at the price of $9.96 per share, the net asset value at the time the offer expired. Payment for the shares was mailed on or about April 20, 1998. The Schedule 13E-4 is hereby terminated.


Item 9. Material to Be Filed as Exhibits.

        The following materials are hereby filed as additional Exhibits to the
     Schedule 13E-4:


        (a) (6)  -  Text of Completion Press Release dated
                    May 1, 1998


        (b)      - Amended and Restated Credit Agreement with Bank of America
                   National Trust and Savings Association

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               VAN KAMPEN AMERICAN CAPITAL
                               PRIME RATE INCOME TRUST



Dated: May 1, 1998             /s/ Dennis J. McDonnell
                                   Dennis J. McDonnell
                                   President, Chairman of the Board
                                     and Trustee

                                EXHIBIT INDEX


Exhibit         Description
                                                                *
(a) (1) (i)     Advertisement printed in The Wall Street Journal

                                                                  *
(a) (1) (ii)    Offer to Purchase (including Financial Statements)

(a) (2)         Form of Letter of Transmittal (including Guidelines for
                                                           *
                Certification of Tax Identification Number)

(a) (3) (i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                            *
                Companies and Other Nominees

(a) (3) (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                                                         *
                Banks, Trust Companies and Other Nominees

                                                       *
(a) (3) (iii)   Form of Letter to Selling Group Members

                                         *
(a) (3) (iv)    Form of Operations Notice

(a) (4)         Form of Letter to Shareholders who have requested Offer to
                        *
                Purchase
                                                                  *
(a) (5)         Text of Initial Press Release Dated March 20, 1998

(a) (6)         Text of Completion Press Release Dated May 1, 1998

(b)             Amended and Restated Credit Agreement with Bank of America

                National Trust and Savings Association
                                             *
(c) (1)         Investment Advisory Agreement

                                        *
(c) (2)         Administration Agreement

                                  *
(c) (3)         Offering Agreement

*  Previously filed.